DXI Settles C$6,967,000 Financial Contract Liability
DXI Lenders to Convert C$4,280,000 Secured Debt to Equity
Insiders Forego C$280,000 in Accrued Payables

VANCOUVER, BRITISH COLUMBIA, February 15, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia today is pleased to announce three financial transactions that improve the Company’s financial position:

1.

The elimination of a C$6,967,000 financial contract liability that has hindered the balance sheet of the Company’s US subsidiary, Dejour Energy (USA) Inc., for several years, in return for the assignment of certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado.

2.

The conversion by five individual lenders of C$4,280,000 in secured loans into equity at C$0.06 per common share. Of that, 13,000,000 common shares, representing C$780,000 is effective immediately. The balance of C$3,500,000 will be converted into 58,333,333 shares at C$0.06 per share subject to the approval of the TSX and disinterested shareholders to be sought at the Company’s upcoming annual and special shareholder meeting to be held in April, 2019. All interest will be accrued to such time and will also be settled in common shares at the same price.The related senior secured debt, all of which is in good standing and not due until June 5, 2022, will be retired at no incremental cost to the Company.

3.	The agreement by certain officers of DXI to forego C$280,000 in accrued compensation payable to date.

“The conversion of C$4,280,000 in secured debt, accrued interest, foregoance of accrued payables and settlement of the C$6,967,000 financial contract liability is ‘Step 1’ in the implementation of the 2019 strategic plan designed to reduce interest-bearing debt, increase operating cash flow and improve financial viability. This series of agreements effectively removes over C$11,000,000 in debt burden, rebalancing the Company’s financial position. Furthermore, it clears the way to raise new capital to pursue prudent oil related business. The vision and acumen of the augmented management team at DXI is responsible for the accelerated pace of this transition,” comments Chairman Bob Hodgkinson.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the conversion of the existing debt, the final use of proceeds and that all necessary shareholder and regulatory approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.

Sean Sullivan	David Matheson
Director, President & CEO	CFO
604-638-5050	604-638-5054
investor@dxienergy.com	dmatheson@dxienergy.com